GOLDBELT RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2005

Goldbelt Resources Ltd.
Consolidated Balance Sheets
As at December 31, 2005 and June 30, 2005
(Unaudited and expressed in Canadian Dollars)
	December 31	June 30
	2005	2005
	$	$

ASSETS
Current
Cash and cash equivalents	979,088	4,530,762
Accounts receivable	52,049	-
Prepaid expenses	67,464	44,984

	1,098,601	4,575,746

Equipment (Note 2)	111,214	45,429
Mineral properties (Note 3)	11,579,205	10,241,203

	12,789,020	14,862,378

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	644,881	1,897,029
Due to Resolute Mining Limited (Notes 3, 8(d))	1,837,091	1,933,588

	2,481,972	3,830,617

Shareholders equity
Capital stock (Note 4)	11,760,658	11,737,625
Contributed surplus (Note 4)	1,071,918	652,792
Deficit	(2,525,528)	(1,358,656)

	10,307,048	11,031,761

	12,789,020	14,862,378

Nature of operations (Note 1)
Subsequent events (Note 8)

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors

Elizabeth A. Martin	Paul J. Morgan
Director	Director

The external auditors have not reviewed these interim consolidated financial statements.

Goldbelt Resources Ltd.
Interim Consolidated Statements of Operations and Deficit
For the three and six month periods ended December 31, 2005 and 2004
(Unaudited and expressed in Canadian Dollars)
	3 months ended December 31		6 months ended December 31
	2005	2004	2005	2004
	$	$	$	$
Expenses
Professional fees	58,497	63,154	124,674	83,525
Travel and promotion	108,886	23,889	192,113	87,470
Stock-based compensation	398,006	-	419,126	77,771
Consulting fees	39,202	46,936	98,887	65,336
Salaries and benefits	162,315	4,208	257,077	7,013
Transfer agent and filing fees	3,576	54,144	3,593	55,482
Shareholder relations	53,978	7,436	128,659	8,697
Office and occupancy costs	34,585	649	69,493	1,059
Telecommunications	8,329	95	23,907	327
Directors fees	1,393	-	4,893	-
Amortization	4,209	-	7,638	-

Loss before other items	(872,976)	(200,511)	(1,330,060)	(386,680)

Other income
Foreign exchange	25,648	-	109,804	-
Interest income	26,990	1,143	53,384	1,690

	52,638	1,143	163,188	1,690

Loss for the period	(820,338)	(199,368)	(1,166,872)	(384,990)

(Deficit) retained earnings, beginning of period	(1,705,190)	192,241	(1,358,656)	377,863

Deficit, end of period	(2,525,528)	(7,127)	(2,525,528)	(7,127)

Loss per common share
Basic and diluted	(0.02)	(0.03)	(0.03)	(0.05)

Weighted average number of common shares
Basic and diluted	34,148,963	7,133,398	34,129,258	8,644,267

The accompanying notes are an integral part of these interim consolidated financial statements

The external auditors have not reviewed these interim consolidated financial statements.

Goldbelt Resources Ltd.
Interim Consolidated Statements of Cash Flows
For the three and six month periods ended December 31, 2005 and 2004
(Unaudited and expressed in Canadian Dollars)
	3 months ended December 31		6 months ended December 31
	2005	2004	2005	2004
	$	$	$	$

Cash flows used in operating activities
Loss for the period	(820,338)	(199,368)	(1,166,872)	(384,990)
Items not affecting cash:
Amortization	4,209	-	7,638	-
Stock-based compensation	398,006	-	419,126	77,771
Unrealized gain on foreign exchange	(8,854)	-	(96,497)	-
Changes in non-cash working capital items:
Increase in accounts receivable	(14,189)	(1,305)	(31,766)	(229)
Increase in prepaid expenses	(17,869)	(44,728)	(22,769)	(38,173)
(Decrease) increase in accounts payable and accrued liabilities	(374,673)	58,143	(491,313)	88,978

Net cash used in operating activities	(833,708)	(187,258)	(1,382,453)	(256,643)

Cash flows used in investing activities
Acquisition of equipment	(56,002)	-	(73,422)	-
Acquisition of mineral properties	(400,107)	-	(2,118,832)	(330,060)

Net cash used in investing activities	(456,109)	-	(2,192,254)	(330,060)

Cash flows from financing activities
Proceeds on issuance of capital stock	23,033	200,000	23,033	200,000

Net cash provided by financing activities	23,033	200,000	23,033	200,000

(Decrease) increase in cash and cash equivalents	(1,266,784)	12,742	(3,551,674)	(386,704)
Cash and cash equivalents, beginning of period	2,245,872	659,146	4,530,762	1,058,591

Cash and cash equivalents, end of period	979,088	671,888	979,088	671,888

Cash paid for interest	-	-	-	-

Cash paid for income taxes	-	-	-	-

The accompanying notes are an integral part of these interim consolidated financial statements.

The external auditors have not reviewed these interim consolidated financial statements.

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
For the three and six month periods ended December 31, 2005 and 2004
(Unaudited and expressed in Canadian Dollars)

1. NATURE OF OPERATIONS

Until March 3, 2005 Goldbelt Resources Ltd. (the Company or Goldbelt ) was designated inactive by the TSX Venture Exchange. During fiscal 2004, the Company disposed of its remaining investments in its shares of Celtic Resources Holdings PLC and Regal Petroleum Plc. The Company subsequently completed the acquisition of mineral exploration properties in Burkina Faso in Western Africa and raised $8,000,000 in fiscal 2005 by way of private placement. The Company has undertaken a detailed evaluation of the mineralization of the Inata Project portion of the Belahouro License and partial work on its additional exploration licenses in Burkina Faso. The Company has completed a scoping study and environmental impact study of the Inata Project and has applied for an exploitation permit to mine this property.

The recoverability of the carrying values of mineral properties and the Company's continued existence is dependent upon the discovery of economically recoverable reserves, the preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties, and the future profitable production there from or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. In addition, the properties may be subject to sovereign risk, including political and economic instability, government regulations relating to mining, currency fluctuations and local inflation. Changes in future conditions could require material write-downs of the carrying values.

These interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

If the going concern assumption were not appropriate for these interim consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

These interim consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of computation as the most recent annual financial statements for the year ended June 30, 2005. These interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and notes for the year ended June 30, 2005.

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
For the three and six month periods ended December 31, 2005 and 2004
(Unaudited and expressed in Canadian Dollars)

2. EQUIPMENT

	December 31, 2005	June 30, 2005
	$	$
Computer equipment	20,999	10,206
Field equipment	70,548	20,960
Office equipment	32,458	19,416

	124,005	50,582

Less: Accumulated amortization
Computer equipment	3,084	1,224
Field equipment	2,725	2,725
Office equipment	6,982	1,204

	12,791	5,153
Net book value
Computer equipment	17,915	8,982
Field equipment	67,823	18,235
Office equipment	25,476	18,212

	111,214	45,429

3. MINERAL PROPERTIES

On November 19, 2004, the Company entered into an Amended and Restated Share Purchase Agreement (the Agreement ) with Resolute Mining Limited ( Resolute ) of Perth, Australia, an Australian Stock Exchange listed company, to acquire Resolute's 100% owned subsidiaries, Resolute (West Africa) Limited ( RWA ) and Resolute (West Africa) Mining Company SA ( RWASA ). The primary assets of RWA and RWASA are exploration properties in Burkina Faso in western Africa known as the Belahouro permit, and Houndé area permits. The Company is currently in discussions with Resolute relating to the Kari permit within the Houndé area which was not held by Resolute at the time of acquisition.

On March 3, 2005, the Company completed the acquisition (the Acquisition ) of the subsidiaries of Resolute and a concurrent private placement of 16,000,000 units at $0.50 per unit for gross proceeds of $8,000,000 (Note 4).

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
For the three and six month periods ended December 31, 2005 and 2004
(Unaudited and expressed in Canadian Dollars)

3. MINERAL PROPERTIES (continued)

The subsidiaries were acquired in consideration for $1,873,350 (US$1,500,000) on closing, $1,951,056 (US$1,573,686) on or before January 31, 2006, 7,529,412 common shares of the Company and 7,529,412 common share purchase warrants valued at $3,764,706. Included in the warrants are 1,882,353 exercisable at $0.50 until March 3, 2007, 1,882,353 exercisable at $0.65 until March 3, 2007 and 3,764,706 exercisable at $0.65 until September 3, 2006. The Company also paid due diligence costs of $330,035 (US$250,000) and issued 250,000 units valued at $125,000 consisting of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share at $1.00 until March 3, 2007.

The amount due to Resolute Mining Limited as at December 31, 2005 of $1,837,091 (US$1,573,686) is non-interest bearing and due on January 31, 2006 (Note 8(d)). The Company recorded an unrealized foreign exchange gain of $96,497 and $8,854 in the three and six months periods ended December 31, 2005, respectively.

In accordance with the acquisition agreement, the Company is required to raise, by January 31, 2006, a minimum of $10,625,000 by way of one or more private placements of which $8,000,000 was raised in fiscal 2005. Contemporaneously with the private placements, the Company will also be required to issue additional common shares and common share purchase warrants to Resolute (see Note 8(a)).

The acquisition of RWA and RWASA has been accounted for using the purchase method. The total purchase price of $8,044,147 has been allocated as follows:

Cash	$20,160
Prepaids	13,009
Equipment	14,089
Mineral properties	8,029,872
Accounts payable and accrued liabilities	(32,983)

$8,044,147

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
For the three and six month periods ended December 31, 2005 and 2004
(Unaudited and expressed in Canadian Dollars)

3. MINERAL PROPERTIES (continued)

	Belahouro	Other permits	Total
	$	$	$
Balance June 30, 2004	-	-	-
Acquisition from Resolute	7,928,351	346,167	8,274,518
Administrative	48,392	1,464	49,856
Assay and sampling	212,726	138,908	351,634
Camp and general	15,281	483	15,764
Communications	11,657	1,031	12,688
Drilling	921,917		921,917
Equipment amortization	4,496		4,496
Field supplies	44,131		44,131
Maps	262	88	350
Project engineering	5,398	-	5,398
Repairs and maintenance	17,043	1,715	18,758
Resource and mine engineering	162,923	-	162,923
Safety	3,071	862	3,933
Taxes	20,360	6,648	27,008
Training	3,668	326	3,994
Salaries and benefits	254,067		254,067
Travel and fuel	87,577	2,191	89,768

Balance June 30, 2005	9,741,320	499,883	10,241,203

Administrative	64,062	7,003	71,065
Assay and sampling	125,967	1,890	127,857
Camp and general	10,518	2,414	12,932
Communications	17,348	1,535	18,883
Drilling	297,254	-	297,254
Environmental studies	86,220	-	86,220
Field supplies	10,028	2,404	12,432
Geophysical	14,387	-	14,387
Hydrogeology	15,442	-	15,442
Maps	1,706	-	1,706
Project engineering	169,293	-	169,293
Repairs and maintenance	26,062	-	26,062
Resource and mine engineering	124,802	-	124,802
Safety	1,194	335	1,529
Taxes	4,067	12,188	16,255
Salaries and benefits	222,247	37,090	259,337
Travel and fuel	80,532	2,014	82,546

Expenditures for the period	1,271,129	66,873	1,338,002

Balance December 31, 2005	11,012,449	566,756	11,579,205

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
For the three and six month periods ended December 31, 2005 and 2004
(Unaudited and expressed in Canadian Dollars)

3. MINERAL PROPERTIES (continued)

The Belahouro exploration permit expires in April 2006. The Company has submitted an application for an exploitation permit on the Inata zone which exists within this property. The Company has made applications for new exploration permits for the remaining area within Belahouro. This property is subject to a third party royalty of 2.5% on gross sales.

In addition to the Belahouro area exploration permits, Goldbelt has been issued ten exploration licenses covering an area of approximately 2,216 km2. Two licenses covering 496 km2 lie immediately north of the Belahouro exploration permits. Seven licenses are located in the Houndé area of southwestern Burkina Faso covering an area of approximately 1,655 km2. The Ouedogo license, located in southeastern Burkina Faso, covers a 65 km2 area.

____________________________________________________________________________

4. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Capital Stock
	Number		Contributed
	of Shares	Amount	Surplus
		$	$
Authorized
Unlimited number of common shares without par value

Balance, June 30, 2004	8,155,137	662,424	17,646
Exercise of warrants	2,000,000	200,000	-
Rounding adjustment	3	-	-
Private placement	16,000,000	8,000,000	-
Shares issued for mineral properties	7,529,412	3,764,706	-
Shares issued for sponsor's fees	175,000	87,500	-
Shares issued for finder's fees for mineral properties	250,000	125,000	-
Stock-based compensation	-	-	412,146
Agents compensation	-	-	223,000
Share issue costs	-	(1,102,005)	-

Balance, June 30, 2005	34,109,552	11,737,625	652,792
Stock-based compensation	-	-	419,126
Expense of agents compensation options	46,065	23,033	-

Balance, December 31, 2005	34,155,617	11,760,658	1,071,918

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
For the three and six month periods ended December 31, 2005 and 2004
(Unaudited and expressed in Canadian Dollars)

4. CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

Private placements

During fiscal 2005, the Company issued 16,000,000 units for $0.50 per unit for gross proceeds of $8,000,000 consisting of one common share and one half of one common share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at $0.65 until September 3, 2006. If the closing price of the shares of the Company on the TSX Venture Exchange is $0.95 or more for 21 consecutive trading days, holders may be given written notice of a period of 30 days within which to exercise the share purchase warrants, failing which they will then expire. The Company paid commissions and issuance costs of $791,505, issued 175,000 common shares valued at $87,500 as sponsor's fees, and issued to the underwriters compensation options valued at $223,000 to purchase 1,068,550 units, with terms identical to the placement units, exercisable at $0.50 per unit until March 3, 2007.

Stock option plan

The Company has a stock option plan whereby, from time to time at the discretion of the Board of Directors, stock options are granted to directors, officers, employees and certain consultants to a maximum of 5,000,000 shares in the capital of the Company. The exercise price of each option is based on the market price of the Company's common stock at the date of grant less an applicable discount, subject to a minimum price of $0.10. The options can be granted for a maximum term of 5 years.

As at December 31, 2005, options to acquire 4,960,000 common shares were outstanding as follows:

	Shares		Weighted Average
			Exercise Price
	2006	2005	2006	2005

Outstanding, beginning of period	1,985,000	660,000	0.43	0.10
Granted	2,975,000	1,325,000	0.64	0.60

Outstanding, end of period	4,960,000	1,985,000	0.56	0.43

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
For the three and six month periods ended December 31, 2005 and 2004
(Unaudited and expressed in Canadian Dollars)

4. CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

	Number	Exercise	Expiry
Fiscal year granted	of Options	Price	Date
		$
2004	660,000	0.10	October 24, 2008
2005	375,000	0.48	December 1, 2007
	150,000	0.25	July 12, 2009
	800,000	0.72	March 9, 2010
2006	500,000	0.54	September 26, 2010
	925,000	0.62	November 25, 2010
	1,550,000	0.69	December 16, 2010

Total	4,960,000

Stock-based compensation

The fair value of 500,000 options granted during the period ended December 31, 2005 has been estimated at the date of grant using a Black-Scholes option pricing model. The current period's valuation was calculated with the following assumptions: weighted average risk free interest rate of 3.8%; volatility factor of the expected market price of the Company's common stock of 70%; and a weighted average expected life of the options of 5.0 years. The resulting weighted average cost per option granted was $0.39. The estimated fair value of the options is expensed over the vesting period.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
For the three and six month periods ended December 31, 2005 and 2004
(Unaudited and expressed in Canadian Dollars)

4. CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

Warrants and Agents Compensation Options

The following warrants and compensation options to acquire 17,211,171 common shares of the Company were outstanding at December 31, 2005:

		Number of common shares
	Exercise	Opening				Closing
Expiry Date	Price	Balance	Issued	Exercised	Expired	Balance
	$

September 3, 2006	0.65	8,000,000(1)	-	-	-	8,000,000
September 3, 2006	0.65	3,764,706	-	-	-	3,764,706
March 3, 2007	0.50	1,882,353	-	-	-	1,882,353
March 3, 2007	0.65	1,882,353	-	-	-	1,882,353
March 3, 2007	1.00	125,000	-	-	-	125,000
March 3, 2007	0.65	-	23,032	-	-	23,032
March 3, 2007	0.50	1,602,825(2)	-	(69,098)	-	1,533,727

		17,257,237	23,032	(69,098)	-	17,211,171

(1) If the closing price of the shares of the Company on the TSX Venture Exchange is $0.95 or more for 21 consecutive trading days, holders may be given written notice of a period of 30 days within which to exercise the share purchase warrants, failing which they will then expire.

(2) The Company issued 1,068,550 units as agents compensation options on the March 3, 2005 private placement. Each agents compensation option is exercisable at $0.50 into one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $0.65 until March 3, 2007. These warrants have similar terms as disclosed in (1) above.

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
For the three and six month periods ended December 31, 2005 and 2004
(Unaudited and expressed in Canadian Dollars)

5. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties not disclosed elsewhere:

a) At December 31, 2005, the Company owed $12,000 to a director for consulting fees, which are included in accounts payable and accrued liabilities.

b) The following table discloses the related party transactions, which were in the normal course of operations and were measured at the exchange amounts, for the financial periods as follows:

	Type of	3 months ended December 31		6 months ended December 31
Related party	transaction	2005	2004	2005	2004
		$	$	$	$

Director related entities	Professional fees	12,000	38,206	24,000	48,135
Director	Management fees	23,000	5,381	54,000	12,431

		35,000	43,587	78,000	60,566

6. SEGMENTED INFORMATION

All of the Company's operations are in the mineral resource exploration industry with its principal business activity in the acquisition and development of mineral resource properties. The Company has mineral resource properties located in Burkina Faso. Geographic information is as follows:

	December 31,	June 30,
	2005	2005
	$	$

Equipment and mineral properties:
Burkina Faso	11,664,203	10,270,475
Canada	26,216	16,157

	11,690,419	10,286,632

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
For the three and six month periods ended December 31, 2005 and 2004
(Unaudited and expressed in Canadian Dollars)

7. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and due to Resolute Mining Limited. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

____________________________________________________________________________

8. SUBSEQUENT EVENTS

(a) On January 13, 2006, the Company completed a $1,000,000 private placement by issuing 1,538,462 common shares at $0.65 per share for gross proceeds of $1,000,000. Fees totaling 7% of the proceeds of the private placement and warrants to acquire 107,692 shares (exercisable at $0.71 per share for one year) were granted to third parties. The proceeds will be used for the further exploration and development of Goldbelt's Inata Project in Burkina Faso.

As a result of this financing and pursuant to Goldbelt's obligations under the Agreement with Resolute dated November 19, 2004 (Note 3), Goldbelt issued to Resolute 723,982 common shares, warrants to acquire 180,995 shares (exercisable at $0.65 per share for two years) and warrants to acquire 180,995 shares (exercisable at $0.845 per share for two years).

(b) On January 17, 2006, the Company received proceeds of $1,625,000 through the exercise of 2,500,000 share purchase warrants to purchase 2,500,000 shares at $0.65 per share. These warrants formed part of the unit offering which was concluded on March 3, 2005.

(c) As a result of the March 3, 2005 unit offering of $8,000,000, the private placement of $1,000,000 (Note 8(a)) and the exercise of warrants for $1,625,000 (Note 8(b)), the Company has completed its obligation to raise $10,625,000 by January 31, 2006 in accordance with the Agreement with Resolute (Note 3).

(d) The Company is in negotiations with Resolute to settle the amounts due to Resolute under the Agreement (Note 3).

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
For the three and six month periods ended December 31, 2005 and 2004
(Unaudited and expressed in Canadian Dollars)

8. SUBSEQUENT EVENTS (continued)

(e) In January 2006, 204,419 agents options in aggregate were exercised at $0.50 per option for gross proceeds of $102,210. Accordingly the Company issued 204,419 common shares and 102,209 whole warrants to purchase 102,209 common shares at $0.65 per share until March 3, 2007.

(f) On January 30, 2006, 53,427 warrants were exercised to purchase 53,427 shares at $0.65 per share for gross proceeds of $34,728. These warrants were issued due to the exercise of the agents options.

(g) On January 9, 2006, the Company granted to a consultant, options to acquire 150,000 common shares of the Company at $0.71 per share until January 9, 2011.

(h) On January 25, 2006, directors exercised options to acquire 660,000 common shares of the Company at $0.10 per share for total proceeds of $66,000. The Company subsequently granted to these directors and subject to shareholder approval, options to acquire 660,000 common shares of the Company at $0.89 per share until January 25, 2011.

____________________________________________________________________________

9. COMPARATIVE FIGURES

The comparative figures have been reclassified, where necessary, to conform with the presentation adopted for the current period.